VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

March 18, 2022

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

(202) 551-3686

Re:	Viking Energy Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Hiller:

Viking Energy Group, Inc. (“Viking” or the “Company”), pursuant to items discussed with the SEC Staff on Friday, March 11, 2022, and again on March 16, 2022, proposes to take the following steps to bring the open matters to resolution:

1 – Amendments to Forms 8-K filed on October 12, 2021 and October 18, 2021 reporting the disposals of Ichor Energy Holdings, L.L.C. (“Ichor) and Elysium Energy Holdings, L.L.C. (“Elysium”)

The Company will revise both Form 8-K filings to include the pro forma effects of the dispositions on its oil and gas reserves and the standardized measure of future net cash flows on each, based on the information disclosed in our annual report as previously provided to the Staff on November 4, 2021.

The Company’s Ichor and Elysium subsidiaries were current with debt service payments under the applicable loan agreements. Below is a list of certain factors impacting the decision to enter into the applicable assignment agreements to dispose of Ichor and Elysium which will be incorporated into the amended 8-K’s.

•	The Company had previously taken steps to execute on its diversification strategy, including having completed transactions as disclosed in its Current Reports filed on Form 8-K on August 9, and 23, 2021.

•	The financing agreements to which Ichor and Elysium were a party contained (i) high interest rates and (ii) hedge contracts limiting the price for which the associated hydrocarbons could be sold.

•	The financing arrangements were isolated to Ichor and Elysium (the Company was not a party to the loan agreements), and for the most part all of the cash flow was ring-fenced at each subsidiary. Accordingly, there was limited cash flow to the Company except for minor administrative fees and certain allowances. Any surplus cash flow was required to remain at the Ichor and Elysium level.

•	Enhancing the asset value of Ichor and Elysium would require additional equity contributions for development. The Company did not believe that additional equity contributions were in the best interest of the Company’s shareholders, given the existing Ichor and Elysium debt arrangements.

•	Strategically, the Company believed the stockholders would be better served by transferring ownership of Ichor and Elysium to a third party which reduced the Company’s overall indebtedness on a consolidated basis.

Mr. Karl Hiller

March 18, 2022

Page | 2

The Company will also revise both Forms 8-K filings to update the proforma financial information effected by the error correction for the deemed dividends resulting from the modifications of Viking’s Series C Preferred stock.

2 – Equity Correction – 1:9 reverse stock split

The Company did not reflect in its annual report on Form 10-K for the year ended December 31, 2020, the voting conversion rights associated with each Series C Share to reflect the 1:9 reverse split completed on January 5, 2021. The Company will update all applicable filings to clarify that the voting and conversion rights were reduced from 37,500 per share to 4,167 per share as a result of the reverse split.

3 – Deemed Dividends – Modifications of Certificate of Designation – Viking Series C Preferred Stock

On August 31, 2020 and on December 24, 2020, the Company filed modifications to the “Certificate of Designation” pertaining to its Series C Preferred Stock. These modifications were in contemplation of planned transactions with Camber Energy, Inc., and adjusted conversion rights specific to each particular agreement, and, consequently, impacted the number of shares issuable pursuant to the conversion provisions of the Series C Preferred Stock. The Company will recognize a deemed dividend in accordance with ASC 260-10-S99-2 in determining net income or loss attributable to common shareholders, which will be reported in the Statement of Operations and utilized in computing earnings or loss per share.

The Company has determined that the amount of deemed dividend to be recognized for the quarter ended September 30, 2020 to be approximately $14.5 million, and the amount of deemed dividend to be recognized for the year ended December 31, 2020 to be approximately $42.0 million.

The Company proposes to recognize the above-mentioned deemed dividends with (i) the filing of an amendment to its September 30, 2021 Form 10-Q, originally filed on November 15, 2021, to reflect a restatement of the three and nine months ended September 30, 2020 statement of operations, and (ii) to include a restatement of the year ended December 31, 2020 statement of operations in its Annual Report for the year ended December 31, 2021. These proposed restatements will include appropriate disclosures for each of these filings and are contained herein in Exhibits A and B, respectively.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer

Mr. Karl Hiller

March 18, 2022

Page | 3

EXHIBIT A

VIKING – FORM 10-Q/A – SEPTEMBER 30, 2021 (proposed changes)

EXPLANATORY NOTE – RESTATEMENT OF CERTAIN FINANCIAL INFORMATION PERTAINING TO DEEMED DIVIDENDS

On August 31, 2020, Viking Energy Group, Inc. (“Viking” or the ”Company”) filed an amended Certificate of Designation (the ”August Amendment”) regarding the rights associated with Viking’s shares of Series C Preferred Stock (the “Preferred Shares”) in connection with an Agreement and Plan of Merger (the “2020 Merger Agreement”) in effect at the time between the Company and Camber Energy, Inc. (“Camber”). The August Amendment modified the conversion and voting entitlements associated with the Preferred Shares in anticipation of a full combination between Viking and Camber.

The modification of preferred stock rights that includes adding a substantive conversion option requires the recognition of a deemed dividend in accordance with ASC 260-10-S99-2 in determining net income or loss attributable to common shareholders as reported in the Statement of Operations and utilized computing earnings or loss per common share. The deemed dividend has no impact on the Company’s (i) balance sheet, (ii) reported revenues and expenses, and (iii) statement of cash flows

The Company is amending this Form 10-Q to recognize the fair value of the deemed dividend in the amount of $14,546,677 for the three and nine months ended September 30, 2020; such deemed dividend had not been previously recognized. This restatement has no impact on financial position and results of operations for the three and nine months ended September 30, 2021.

FOOTNOTE ON RESTATEMENT

NOTE 4 – Restatement of previously issued financial statements

On August 31, 2020, Viking Energy Group, Inc. (“Viking” or the ”Company”) filed an amended Certificate of Designation (the ”August Amendment”) regarding the rights associated with Viking’s shares of Series C Preferred Stock (the “Preferred Shares”) in connection with an Agreement and Plan of Merger (the “2020 Merger Agreement”) in effect at the time between the Company and Camber Energy, Inc. (“Camber”). The August Amendment modified the conversion and voting entitlements associated with the Preferred Shares in anticipation of a full combination between Viking and Camber.

The modification of preferred stock rights that includes adding a substantive conversion option requires the recognition of a deemed dividend in accordance with ASC 260-10-S99-2 in determining net income or loss attributable to common shareholders as reported in the Statement of Operations and utilized computing earnings or loss per common share. Such a deemed dividend has no impact on the Company’s (i) balance sheet, (ii) reported revenues and expenses, and (iii) statement of cash flows.

The Company is restating the Statement of Operations for the three and nine months ended September 30, 2020 to recognize the fair value of the deemed dividend in the amount of $14,546,677; such deemed dividend had not been previously recognized.

Mr. Karl Hiller

March 18, 2022

Page | 4

The table below sets forth changes to the statement of operations for the three months ended September 30, 2020:

For the Three Months Ended September 30, 2020	As previously reported	Adjustments	Restated

Revenue
Oil and gas sales	$10,149,387		$10,149,387

Operating expenses			-
Lease operating costs	4,991,648		4,991,648
General and administrative	1,190,145		1,190,145
Stock based compensation	3,235,200		3,235,200
Depreciation, depletion & amortization	2,573,183		2,573,183
Impairment of oil and gas properties	2,500,000		2,500,000
Accretion – asset retirement obligations	119,659		119,659
Total operating expenses	14,609,835		14,609,835

Income (Loss) from operations	(4,460,448)		(4,460,448)

Other income (expenses)
Interest expense	(5,327,925)		(5,327,925)
Amortization of debt discount	(3,228,124)		(3,228,124)
Change in fair value of derivatives	(5,018,338)		(5,018,338)
Interest and other income	28		28
Total other income (expenses)	(13,574,359)		(13,574,359)

Net loss before income taxes	(18,034,807)		(18,034,807)
Income tax benefit (expense)	-		-
Net loss	(18,034,807)		(18,034,807)
Net loss attributable to noncontrolling interest	1,028,313		1,028,313
Net loss attributable to Viking Energy Group, Inc.	(17,006,494)		(17,006,494)
Preferred stock deemed dividends	-	(14,546,677)	(14,546,677)
Net loss attributable to common stockholders	$(17,006,494)	$(14,546,677)	$(31,553,171)

Loss per weighted average number of common shares outstanding – basic and diluted	$(0.75)	$(0.64)	$(1.39)
Weighted average number of common shares outstanding – basic and diluted	22,649,319	22,649,319	22,649,319

Mr. Karl Hiller

March 18, 2022

Page | 5

The table below sets forth changes to the statement of operations for the nine months ended September 30, 2020:

For the Nine Months Ended September 30, 2020	As previously reported	Adjustments	Restated

Revenue
Oil and gas sales	$31,487,202		$31,487,202

Operating expenses			-
Lease operating costs	13,147,640		13,147,640
General and administrative	3,391,982		3,391,982
Stock based compensation	3,686,582		3,686,582
Depreciation, depletion & amortization	8,671,593		8,671,593
Impairment of oil and gas properties	2,500,000		2,500,000
Accretion – asset retirement obligations	360,937		360,937
Total operating expenses	31,758,734		31,758,734

Income (Loss) from operations	(271,532)		(271,532)

Other income (expenses)
Interest expense	(16,821,040)		(16,821,040)
Amortization of debt discount	(6,005,728)		(6,005,728)
Change in fair value of derivatives	8,569,093		8,569,093
Loss on financing settlements	(931,894)		(931,894)
Interest and other income	2,503		2,503
Total other income (expenses)	(15,187,066)		(15,187,066)

Net loss before income taxes	(15,458,598)		(15,458,598)
Income tax benefit (expense)	-		-
Net loss	(15,458,598)		(15,458,598)
Net loss attributable to noncontrolling interest	1,182,952		1,182,952
Net loss attributable to Viking Energy Group, Inc.	(14,275,646)		(14,275,646)
Preferred stock deemed dividends	-	(14,546,677)	(14,546,677)
Net loss attributable to common stockholders	$(14,275,646)	$(14,546,677)	$(28,822,323)

Loss per weighted average number of common shares outstanding – basic and diluted	$(0.83)	$(0.85)	$(1.75)
Weighted average number of common shares outstanding – basic and diluted	17,164,033	17,164,033	17,164,033

Mr. Karl Hiller

March 18, 2022

Page | 6

EXHIBIT B

VIKING – FORM 10-K – DECEMBER 31, 2021 (Proposed Disclosures)

The following information and disclosures will be incorporated in the forthcoming filing of the Company’s annual report.

FOOTNOTE ON RESTATEMENT

NOTE – Restatement of previously issued statement of operations for the year ended December 31, 2020

                On or about December 23, 2020, the Company terminated its proposed 2020 Merger Agreement with Camber. As a result of such termination, as well as in connection with an acquisition by Camber of 51% of Viking’s common stock on the same date, on December 24, 2020, the Company filed an amended Certificate of Designation (the “December Amendment “) regarding its Series C Preferred Shares, which, among other things, modified the conversion and voting entitlements associated with the Preferred Shares.

                The modification of preferred stock rights that includes adding a substantive conversion option requires the recognition of a deemed dividend in accordance with ASC 260-10-S99-2 in determining net income or loss attributable to common shareholders as reported in the Statement of Operations and utilized computing earnings or loss per common share. Such a deemed dividend has no impact on the Company’s (i) balance sheet, (ii) reported revenues and expenses, and (iii) statement of cash flows.

                The Company has determined to recognize the fair value of the deemed dividend in the amount of $42,002,301 by restating the statement of operations for the year ended December 31, 2020; such deemed dividend had not been previously recognized.

Mr. Karl Hiller

March 18, 2022

Page | 7

The table below sets forth changes to the statement of operations for the year ended December 31, 2020:

	As previously
For the Twelve Months Ended December 31, 2020	reported	Adjustments	Restated

Revenue
Oil and gas sales	$40,266,780		$40,266,780

Operating expenses			-
Lease operating costs	19,075,749		19,075,749
Impairment of oil and gas properties	37,500,000		37,500,000
General and administrative	4,966,059		4,966,059
Stock based compensation	5,625,302		5,625,302
Accretion – asset retirement obligations	1,111,266		1,111,266
Depreciation, depletion & amortization	13,513,735		13,513,735
Total operating expenses	81,792,111		81,792,111

Income (Loss) from operations	(41,525,331)		(41,525,331)

Other income (expenses)
Interest expense	(19,697,942)		(19,697,942)
Amortization of debt discount	(7,321,178)		(7,321,178)
Change in fair value of derivatives	5,485,573		5,485,573
Loss on debt settlement	(931,894)		(931,894)
Interest and other income	2,527		2,527
Total other income (expenses)	(22,462,914)		(22,462,914)

Net loss before income taxes	(63,988,245)		(63,988,245)
Income tax benefit (expense)	-		-
Net loss	(63,988,245)		(63,988,245)
Net loss attributable to noncontrolling interest	1,996,511		1,996,511
Net loss attributable to Viking Energy Group, Inc.	(61,991,734)		(61,991,734)
Preferred stock deemed dividends	-	(42,002,301)	(42,002,301)
Net loss attributable to common stockholders	$(61,991,734)	(42,002,301)	$(103,994,035)

Loss per weighted average number of common shares outstanding – basic and diluted	$(2.42)	$(1.59)	$(4.01)
Weighted average number of common shares outstanding – basic and diluted	26,459,006	26,459,006	26,459,006

Mr. Karl Hiller

March 18, 2022

Page | 8

SUMMARY COMPENSATION TABLE

The disclosures required by Item 402 of Regulation S-K in the annual reports of Viking Energy Group, Inc. relative to compensation for Mr. Doris from 2014 through 2020, which included warrants issued in 2017 and repriced during 2020, were complete with the exception of not ascribing a value associated with modifications to the Series C Preferred Stock (“Series C Preferred Stock”) in August and December of 2020, specifically relating to changes in voting and conversion entitlements.

To address the above, the Company will include disclosures relative to the deemed dividend by updating the Summary Compensation table and adding footnote 3 as illustrated below:

Summary Compensation Table— Fiscal Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position		Year	Salary	Option Awards	All Other Compensation		Total
James A. Doris, CEO & President	(1)	2021	$-	$-	$-		$-
	(restated)	2020	$-	$-	$42,013,328	(2)(3)	$42,013,328

(1)	On June 28, 2014, Mr. Doris was appointed as a director, and on December 12, 2014, as the Chief Executive Officer and President of the Company.

(2)

On December 21, 2020, the exercise price on 1,666,667 common stock warrants previously issued to Mr. Doris was reduced from $0.30 per share to $0.001 per share. The resultant value of $11,027 has been included in “All Other Compensation” and has been calculated using the Black-Scholes pricing model.

(3)

The Company amended the Certificate of Designation pertaining to its Series C Preferred Stock on or about August 31, 2020, and December 24, 2020. These amendments included modifications of the voting and conversion rights associated with ownership of these shares, all of which were owned by Mr. Doris. The effect of these modifications required recognition of the change in the fair value associated with Mr. Doris’s shares of Series C Preferred Stock, recognized as a deemed dividend in the aggregate amount of $42,002,301.